RODEFER MOSS

May 18, 2026

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies and Gentlemen:

We have read SafeSpace Global Corporation Inc.'s statements included under Item 4.01 of its Form 8-K dated May 18, 2026. We agree with the statements set forth in Item 4.01, insofar as they relate to our firm. We are not in a position to agree or disagree with other statements contained therein.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC